As filed with the Securities and Exchange Commission on March 1, 2002
Registration No. 333-81876

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
To
FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

DIGITAL VIDEO SYSTEMS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	77-0333728
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1731 Technology Drive, Suite 810
San Jose, California 95110
(408) 392-0268
(Address, including zip code, and telephone number, including area code, of the Registrant's principal executive offices)

Douglas T. Watson
Chief Executive Officer
Digital Video Systems, Inc.
1731 Technology Drive, Suite 810
San Jose, California 95110
(408) 392-0268
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Don S. Williams, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

PROSPECTUS

1,180,176 Shares

DIGITAL VIDEO SYSTEMS, INC.

Common Stock

This prospectus is part of a registration statement that we filed with the SEC using the "shelf" registration process. It relates to the public offering, which is not being underwritten, of 1,180,176 shares of our common stock that are held by some of our current stockholders. We issued such shares to the selling stockholders in connection with sales of unregistered securities in transactions not involving any public offering.

The selling stockholders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled "Plan of Distribution" on page 17. We will not receive any of the proceeds from the sale of these shares. We will bear the costs relating to the registration of these shares.

Our common stock is listed on the Nasdaq SmallCap Market under the symbol "DVID." On February 27, 2002, the last sale price of our common stock was $3.02 per share.

THIS OFFERING INVOLVES MATERIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

The Securities and Exchange Commission may take the view that, under certain circumstances, the selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. See "Plan of Distribution" on page 17.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated February 28, 2002

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

WHERE YOU CAN FIND MORE INFORMATION

    GOVERNMENT FILINGS. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). In addition, we have filed with the SEC a Registration Statement on Form S-3, of which this prospectus is a part, under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.
    STOCK MARKET. The common stock is traded on the Nasdaq SmallCap Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.
    INFORMATION INCORPORATED BY REFERENCE. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until this offering has been completed:

    Our Annual Report on Form 10-KSB for the nine month period ended December 31, 2000 filed on April 17, 2001.
    Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 filed on May 15, 2001.
    Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 filed on August 14, 2001.
    Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001 filed on November 14, 2001.
    Our Annual Report on Form 10-KSB, as amended, for the fiscal year ended March 31, 2000, filed on October 1, 2001.
    The description of our common stock contained in our Registration Statement on Form SB-2 (Registration No. 333-2228), as filed with the SEC on March 8, 1996; as amended by Amendment No. 1, as filed with the SEC on April 23, 1996; and as further amended by Amendment No. 2 as filed with the SEC on May 8, 1996 and any amendment or report subsequently filed by us for the purpose of updating that description.

You may request free copies of these filings by writing or telephoning us at the following address:

Digital Video Systems, Inc.
1731 Technology Drive, Suite 810
San Jose, CA 95110
Attention: Investor Relations
Telephone: (408) 392-0268

THE COMPANY

Digital Video Systems, Inc., was founded in 1992 to develop, manufacture and market digital video compression and decompression hardware and software for entertainment, commercial and educational applications. Since our inception, we have been involved in the marketing and development of a variety of products and technologies in the digital video arena, such as video CD players, the design of decoder chips, networked video servers that provide near Video-on-Demand, digital Ad-Insertion systems that automatically insert digital video commercials into broadcasting programs, video players for commercial kiosk applications, DVD players under agreements with original equipment manufacturers (OEM's) or under the DVS brand name, and other products developed for the computer peripheral market. During the fiscal year ended March 31, 1999, we migrated our product offerings into DVD technology, while phasing out certain older discontinued product lines. Our current product offerings primarily include DVD loaders, DVD-ROM drives and DVD players.

Our principal offices are located at 1731 Technology Drive, Suite 810, San Jose, California 95110. In addition, we have sales offices in San Jose, California and Shenzhen, China. Our Korean subsidiary, DVS Korea Co., Ltd. ("DVS Korea") is located in Seoul, Korea. The telephone number of our principal offices is (408) 392-0268. Our website is located at www.dvsystems.com. The information contained on our Web site is not part of this prospectus.

Material Changes

On December 4, 2001, a lawsuit was filed in United States District Court, Northern District of California against DVS and certain directors, officers and employees of DVS. The plaintiffs in the foregoing action are certain investors that purchased securities from DVS in May 2000 and July 2000 in transactions not involving a public offering. The complaint relating to these transactions purports to allege claims relating to breach of contract, fraud, misrepresentation and violation of the Securities Exchange Act. As of January 31, 2002, DVS and the other defendants have not yet answered any of complaints listed above, and discovery had not yet commenced. Although DVS believes that it has certain meritorious defenses to the complaints and intends to vigorously defend the action, an adverse judgment by a court or jury could have a material and adverse effect on DVS's business, results of operation and financial condition.

During the last quarter of fiscal year 2001 and the first quarter of fiscal year 2002, DVS began operations through a new production facility located near Seoul, South Korea. The new 45,000 square foot facility is primarily designed to facilitate the production of our high-end technology products and is expected to improve our overall quality control efforts. The new facility currently has four production lines in operation and was designed to meet additional capacity for expected future requirements. DVS believes that the new facility may have a significant impact on its production capacity in future periods.

FORWARD-LOOKING STATEMENTS

This prospectus and the document incorporated into this prospectus by reference contain certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to us that are based on the beliefs of the management of the company as well as assumptions made by and information currently available to the management of the company. Statements that are not based on historical facts, which can be identified by the use of such words as "likely," "will," "suggests," "target," "may," "would," "could," "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict," and similar expressions and their variants, are forward-looking. Such statements reflect the judgment of the company as of the date of this prospectus and they involve many risks and uncertainties, such as those described below and those contained in "Risk Factors." These factors could cause actual results to differ materially from those predicted in any forward-looking statements and they include any accounting adjustments made during the close of any of our quarters, general economic conditions, the pace of spending and the timing of economic recovery in the consumer electronics industry, our inability to sufficiently anticipate market needs and develop products and product enhancements that achieve market acceptance, higher than anticipated expenses the company may incur, or the inability to identify expenses which can be eliminated. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. The company undertakes no obligation to update forward-looking statements.

RISK FACTORS

Investors should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and investors may lose all or part of their investment. In assessing these risks, investors should also refer to the other information contained or incorporated by reference herein, including our consolidated financial statements and related notes.

Our operating results fluctuate significantly, and an unanticipated decline in revenue or earnings may disappoint investors or securities analysts and result in a decline in our stock price.

Our recent growth rate may not be sustainable and you should not use our past financial performance to predict future operating results. We have incurred substantial net losses in the past, as recent as, among others, fiscal years ended March 31, 1999, 1998 and 1997. Our recent quarterly and annual operating results have fluctuated, and will continue to fluctuate, due to the following factors, all of which are difficult to forecast and many of which are not within our control:

  the availability, timely delivery and cost of components from our suppliers;
  competitive pressures and related changes in selling prices;
  fluctuations in manufacturing yields and significant yield losses which affect our ability to fulfill orders;
  new product announcements and introductions for competing products by us or our competitors;
  the rate at which our products become obsolete;
  unpredictability of changes in demand for, or in the mix of, our products;
  the gain or loss of significant customers;
  market acceptance of products utilizing our technologies;
  changes in the channels through which our products are distributed and the timeliness of receipt of distributor resale information;
  exchange rate fluctuations;
  general economic, political and environmental-related conditions, such as natural disasters;
  difficulties in forecasting, planning and management of inventory levels, which may trigger lower cost or market inventory adjustments;
  unanticipated research and development expenses associated with new product introductions;
  the timing of significant orders and of license and royalty revenue; and
  the seasonality in our business.

A downturn in the market for consumer products such as personal computers and DVD players that incorporate our products can also harm our operating results. In addition, some of our customers may place orders at or near the end of a quarter. As a result, we may not learn of revenue shortfalls until late in a quarter and may not be able to predict future revenues with accuracy. Additionally, a large portion of our costs consists of salaries for personnel and materials that must be ordered several months in advance. These costs are based in part on our expectations for future revenues and are relatively fixed in the short term. As a result, any revenue shortfall below expectations could harm our business.

Our capital resources may not be sufficient to meet our capital requirements.

Since our inception, we have periodically experienced negative cash flow from operations and could experience significant negative cash flow from operations in the future. Our current and future capital requirements are substantial and we cannot be certain that cash generated from operations will be sufficient or that financing will be available at favorable terms when required, or at all. If our capital resources are insufficient to meet future capital requirements, we may not meet our financial obligations to our creditors when they become due or we may have to curtail or cease certain operations.

We depend on a limited number of foreign suppliers to manufacture certain key components, and these manufacturers may not be able to satisfy our requirements, which could cause our revenues to decline.

We currently buy certain key components, including optical pick-ups, motors, central processing units, and certain other integrated circuits from a limited number of suppliers. We anticipate that these suppliers will manufacture sufficient quantities of these key components to meet our production requirements. If these suppliers fail to satisfy our requirements on a timely basis and at competitive prices, we could suffer manufacturing delays, a possible loss of revenues or higher than anticipated costs of revenues, any of which could seriously harm our operating results. Any constraints on worldwide manufacturing capacity of these key components may affect our ability to obtain adequate supplies from these manufacturers. In certain instances, we have failed to meet the demand for our products or the scheduled shipment dates due to our inability to obtain a sufficient supply of certain key components from our suppliers. The suppliers with which we currently have arrangements, together with any additional supplier at which capacity might be obtained, may not be willing or able to satisfy all of our manufacturing requirements on a timely basis at favorable prices. In addition, we have encountered delays in qualifying new products and in ramping new product production and could experience these delays in the future. We are also subject to the risks of service disruptions, raw material shortages and price increases by the suppliers. Such disruptions, shortages and price increases could seriously harm our operating results.

If we are unable to increase our manufacturing capacity, we may not achieve our planned growth.

Notwithstanding our recent expansion efforts, in order to grow, we need to increase our present manufacturing capacity. Events that we have not foreseen could arise which would limit our capacity. In addition, if we cannot satisfactorily increase our manufacturing capacity, our ability to grow will be severely impaired and this may harm our operating results.

Our financing requirements will increase in order to obtain additional manufacturing capacity in the future.

To obtain additional manufacturing capacity, we may be required to make deposits, equipment purchases, loans, joint ventures, equity investments or technology licenses in or with other companies. These transactions could involve a commitment of substantial amounts of our capital and technology licenses in return for production capacity. We may be required to seek additional debt or equity financing if we need substantial capital in order to secure this capacity and we cannot assure you that we will be able to obtain such financing on terms acceptable to us, if at all.

If we or our suppliers fail to achieve acceptable manufacturing yields, we will experience higher costs of revenues and reduced product availability.

The fabrication of our products requires certain components produced in a highly controlled and clean environment. Companies that supply our components sometimes have experienced problems achieving acceptable manufacturing yields. Low yields may result from marginal design or manufacturing process drift. Yield problems may not be identified until the components are well into the production process, which often makes them difficult, time consuming and costly to correct. Furthermore, we rely on overseas suppliers of certain key components, which increases the effort and time required to identify, communicate and resolve manufacturing yield problems. If our suppliers fail to achieve acceptable manufacturing yields, we will experience higher costs of revenues and reduced product availability, which would harm our operating results.

If our suppliers discontinue the manufacturing processes or lines needed to meet our demands, or fail to upgrade the technologies needed to manufacture our products, we may face production delays and lower revenues.

Our products' requirements may represent a small portion of the total production of the suppliers that manufacture our components. As a result, we are subject to the risk that a supplier may cease production on an older or lower-volume manufacturing process that it uses to produce our parts. Additionally, we cannot be certain our suppliers will continue to devote resources to advance the production technologies on which the manufacturing of our parts is based. Each of these events could increase our costs and harm our ability to deliver our products on time.

Our dependence on third-party subcontractors to assemble and test our products subjects us to a number of risks, including an inadequate supply of products and higher costs of materials.

We depend on independent subcontractors to assemble and test our components or products. Despite the direct supervision by our staff stationed at our primary production site, our reliance on these subcontractors involves the following significant risks:

  reduced control over delivery schedules and quality;
  the potential lack of adequate capacity during periods of strong demand for such subcontractors' services;
  difficulties selecting and integrating new subcontractors;
  limited warranties on products supplied to us;
  potential increases in prices due to capacity shortages and other factors; and
  potential misappropriation of our intellectual property.

These risks may lead to increased costs, delayed product delivery or loss of competitive advantage, which would harm our profitability and customer relationships.

Our growth depends upon our ability to successfully develop and commercialize new DVD products.

During the last three years, a substantial amount of revenues have been generated by the DVD product line, which is central to our growth strategy. The market for this line of products has experienced intense competition and is highly price sensitive. While we are currently developing and introducing new products in this product line, we cannot assure you that these products will reach the market in a timely manner, satisfactorily address customer needs, be sold in high volume, or be sold at profitable margins.

Our operating expenses are relatively fixed, and we order materials in advance of anticipated customer demand; therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls.

Our operating expenses are relatively fixed, and we therefore have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our operating results will be harmed if our revenues do not meet our revenue projections. We may experience revenue shortfalls for the following reasons:

  significant pricing pressures that occur due to competition, over-supply, or other reasons;
  sudden shortages of raw materials or fabrication, test or assembly capacity constraints that lead our suppliers to allocate available supplies or capacity to other customers which, in turn, harm our ability to meet our sales obligations; and
  the reduction, rescheduling or cancellation of customer orders.

In addition, we typically plan our production and inventory levels based on customers' advance orders, commitments or forecasts, as well as our internal assessment and forecasts of customer demand, which are highly unpredictable and can fluctuate substantially, especially if competition becomes more intense or the demand is reduced due to seasonal or other factors. From time to time, in response to anticipated long lead times to obtain inventory and materials from our suppliers, we may order materials in advance of anticipated customer demand. This advance ordering may result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize.

Because our products typically have lengthy sales cycles, we may experience substantial delays between incurring expenses related to research and development and the generation of revenues.

It usually requires a number of months to realize volume shipments after we first contact a customer. We first work with customers to achieve a design win, which may take months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, over a period which typically lasts months or longer. As a result, a significant period of time may elapse between the time we incur expenses from our research and development efforts and our realization of revenue, if any, from volume purchasing of our products by our customers.

We face intense competition from companies with significantly greater financial, technical and marketing resources that could adversely affect our ability to maintain or increase sales of our products.

We compete with major international electronics companies, many of which have substantially greater financial, technical, marketing, distribution, and other resources than we do. Many of our competitors have their own facilities for the production of semiconductor components and have been active in increasing their market shares and their capacity for the production of competing products. Our DVD products presently account for substantially all of our revenues. Our competitors or potential competitors include Hitachi, Toshiba, Sony, Pioneer, Teac, Sanyo, Samsung, Philips, LG, and many others. Some of the competitors or potential competitors are also suppliers for the key components of some of our models. In these cases, our competitors may have divisions making competing DVD products that have access to some of our proprietary information through the divisions supplying components to us, or exert influence on the parts supplying divisions in ways that may adversely affect our parts supply. These actions would adversely affect our competitiveness and sales. Competition may also come from alternative technologies being developed by these companies.

Our markets are subject to rapid technological change and, therefore, our success depends on our ability to develop and introduce new products.

The markets for our products are characterized by:

  rapidly changing technologies;
  evolving and competing industry standards;
  changing customer needs;
  frequent new product introductions and enhancements;
  increased integration with other functions; and
  rapid product obsolescence.

To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. In addition, we must have our products designed into our customers' future products and maintain close working relationships with key customers in order to develop new products that meet their changing needs. In addition, DVD products involve continually evolving industry standards. Our ability to compete will depend on our ability to identify and ensure compliance with these industry standards. As a result, we could be required to invest significant time and effort and incur significant expense to redesign our products and ensure compliance with relevant standards. We cannot assure you that we will be able to identify new product opportunities successfully, develop and bring to market new products, achieve design wins or respond effectively to new technological changes or product announcements by our competitors. In addition, we may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. Failure in any of these areas could harm our operating results.

Our future success depends in part on the continued service of our key design engineering, sales, marketing and executive personnel and our ability to identify, recruit and retain additional personnel.

We are highly dependent on our principal management and engineering staff. There is intense competition for qualified personnel in our industry, in particular the highly skilled technical personnel involved in the development of DVD technologies and the production of DVD products. Competition is especially intense in Silicon Valley, where our corporate headquarters are located, and South Korea, where our DVD products have been designed and some of our manufacturing takes place. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our employ in the future. Our anticipated growth is expected to place increased demands on our resources and will likely require the addition of new management and engineering personnel and the development of additional expertise by existing management personnel. The failure to recruit and retain key technical and management personnel could harm our business.

Our ability to compete successfully will depend, in part, on our ability to protect our intellectual property rights, and we may be unable to do so.

We rely on a combination of patent, trade secrets, copyright and mask work production laws and rights, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Policing unauthorized use of our products, however, is difficult, especially in foreign countries, such as China and South Korea. Litigation may continue to be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition regardless of the outcome of the litigation. We have acquired ownership or license to a number of patents or patent applications related to our products. However, we cannot assure you that any pending patent application will be granted, or that such patents will provide adequate protection for our intellectual property. Since our competitors may design around our patents or otherwise independently develop competing technology, our operating results would be seriously harmed by the failure to protect our intellectual property.

If we are accused of infringing the intellectual property rights of other parties we may become subject to time-consuming and costly litigation. If we lose such litigation, we could suffer a significant impact on our business and be forced to pay damages.

Third parties may assert that our products infringe their proprietary rights, or may assert claims for indemnification resulting from infringement claims against us. Any such claims may cause us to delay or cancel shipment of our products or pay damages, which could seriously harm our business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of such claims, we could incur significant costs in defending against such claims. In addition, we receive from time to time letters or communications from other companies stating that such companies have patent rights relating to our products. Any legal finding that we infringe the patent of another company would have a significantly negative effect on our operating results. Furthermore, if such a finding were made, there can be no assurance that we could license the other company's technology on commercially reasonable terms or that we could successfully operate without such technology. Moreover, if we are found to infringe, we could be required to pay damages to the owner of the protected technology and could be prohibited from making, using or selling any products that infringe the protected technology. In addition, the management attention consumed by and legal cost associated with any litigation could have a negative effect on our operating results. During the course of lawsuits there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our stock. Whether or not we are successful in any litigation, we expect the litigation to consume substantial amounts of our financial and managerial resources. Further, because of the substantial amount of discovery required in connection with this type of litigation, there is a risk that some of our confidential information could be compromised by disclosure.

General economic conditions may reduce our revenues and harm our business.

As our business has grown, we have become increasingly subject to the risks arising from adverse changes in domestic and global economic conditions. Because of the recent economic slowdown in the United States, many industries are delaying or reducing technology purchases. The impact of this slowdown on us is difficult to predict, but it may result in reductions in purchases of products by our end-user customers, longer sales cycles and increased price competition. As a result, if the current economic slowdown continues or worsens, we may fall short of our revenue expectations for any given quarter in 2002 or for the entire year.

Our business may suffer due to risks associated with international sales and operations.

Sales of products overseas accounted for 90.8%, 99.7% and 99.3% of our revenues in the fiscal year ended March 31, 2000, the nine-month period ended December 31, 2000 and the nine-month period ended September 30, 2001, respectively. Our international business activities are subject to a number of risks, each of which could impose unexpected costs on us that would have an adverse effect on our operating results. These risks include:

  difficulties in complying with regulatory requirements and standards;
  tariffs and other trade barriers;
  costs and risks of localizing products for foreign countries;
  reliance on third parties to distribute our products;
  longer accounts receivable payment cycles;
  potentially adverse tax consequences;
  limits on repatriation of earnings; and
  burdens of complying with a wide variety of foreign laws.

We derived most of our product revenue from Asia during the last three years. We expect that this will continue in 2002. Additionally, our major suppliers and assembly subcontractors are all located in Asia. Any kind of economic, political or environmental instability in this region of the world can have a severe negative impact on our operating results due to the large concentration of our production and sales activities in this region. For example, during 1997 and 1998, several Asian countries where we currently do business, such as Japan, Taiwan and South Korea, experienced severe currency fluctuation and economic deflation. If such situations reoccur, it may negatively impact our total revenues and our ability to collect payments from customers in these regions. During such situations, the lack of capital in the financial sectors of these countries can make it difficult for our customers to open letters of credit or other financial instruments that are guaranteed by foreign banks. Finally, the economic situation during such periods may exacerbate a decline in selling prices for our products as our competitors may reduce product prices to generate needed cash.

In addition, we are greatly impacted by the political, economic and military conditions in Taiwan and China, and North Korea and South Korea, which are continuously engaged in political disputes. These countries have recently conducted military exercises in or near the other's territorial waters and airspace. Such disputes may continue and even escalate, resulting in an economic embargo, a disruption in shipping or even military hostilities. This could severely harm our business by interrupting or delaying production or shipment of our products. Any kind of activity of this nature or even rumors of such activity could severely negatively impact our operations, revenues, operating results, and stock price.

Because a small number of customers have accounted for, and are likely to continue to account for, a substantial portion of our revenues, our revenues could decline due to the loss of one of these customers.

Products sold to our top 10 customers accounted for approximately 80%, 75% and 88% of our revenues during the fiscal year ended March 31, 2000, the nine-month period ended December 31, 2000 and the fiscal year ended December 31, 2001, respectively. In the fiscal year ended March 31, 2000, one customer accounted for about 36% of our revenue. In the nine-month period ended December 31, 2000, one customer accounted for about 29% of our revenue and another customer accounted for about 14% of our revenue. In the fiscal year ended December 31, 2001, one customer accounted for about 37% of our revenue. No other customers accounted for more than 10% of our revenues during these three periods. If we were to lose any of these customers or experience any substantial reduction in orders from these customers, our revenues and operating results would suffer.

We do not have long-term contracts with our customers and the loss of a major customer could seriously harm our business.

We do not typically enter into long-term contracts with our customers, and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. An early termination by one of our major customers would harm our financial results, as it is unlikely that we would be able to rapidly replace that revenue source.

Our backlog may not result in future revenue, which would seriously harm our business.

Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenue, could harm our business.

Business interruptions could adversely affect our business.

Our operations are vulnerable to interruptions by fire, earthquake, power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. Our facilities in Northern California may be subject to electrical blackouts as a consequence of a shortage of available electrical power. In the event these blackouts occur, continue or increase in severity, they could disrupt the operations of our affected facilities. In connection with the shortage of available power, prices for electricity have risen dramatically, and may continue to increase for the foreseeable future. Such price changes will increase our operating costs, which could in turn hurt our profitability. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur, and any losses or damages incurred by us could harm our business.

We may require additional capital in order to bring new products to market, and the issuance of new equity securities will dilute your investment in our common stock.

To permit the growth of our business operations in the future, we need to expand our production capacity and bring new products to market, which will likely require significant working capital. To date we have established credit facilities with certain Korean banks with a total borrowing limit of about $23 million as of December 31, 2001 and about $25 million payment guarantees for letters of credit. We have also formed alliances with state-run businesses in China, which have committed to substantial amounts of trade credit and financing for production in China under certain terms. However, there is no assurance that these credit facilities will always be available. We may also need to sell shares of our common stock or seek additional borrowings or outside capital infusions in the future. We cannot assure you that such financing options will be available on terms acceptable to us, if at all, and at the time and place that we need them. In addition, if we issue shares of our common stock, our shareholders will experience dilution with respect to their investment.

We depend on manufacturers' representatives and distributors to generate a substantial amount of our revenues.

We rely on manufacturers' representatives and distributors to sell our products and these entities could discontinue selling our products at any time. One agent accounted for about 49% of our revenues during the fiscal year ended March 31, 2000 and about 46% of our revenues during the nine-month period ended December 31, 2000. Another agent accounted for approximately 37% of our revenues during the fiscal year ended December 31, 2001. The loss of such agent, or any other significant agents could seriously harm our operating results.

Our growth continues to place a significant strain on our management systems and resources and if we fail to manage our growth, our ability to market and sell our products and develop new products may be harmed.

Our business is experiencing rapid growth which has strained our internal systems and will require us to develop or adopt more sophisticated information management systems in order to manage the business effectively. Although we have implemented an ERP system, there is no guarantee that this system and any new systems implemented in the future will be adequate to address our expected growth, or that management will be able to foresee in a timely manner other infrastructure needs before they arise. Our success depends on the ability of our executive officers to effectively manage our growth. If we are unable to manage our growth effectively, our results of operations will be seriously harmed.

RISKS RELATED TO OUR INDUSTRY

The selling prices for our products are very volatile and subject to industry-wide fluctuations. Our success is dependent on the growth and strength of the PC market and the DVD video market.

With a focus on the DVD product line, most of our revenues in the last three years were generated from DVD products. Most of our new products currently being developed are in the DVD product line, particularly DVD-ROM drives and DVD loaders. The sales of DVD-ROM drives are closely related to the strength of the PC market and the popularity of PC's equipped with the DVD-ROM drives, in competition with CD-ROM, CD-RW and other devices. If we experience an unforeseen downturn in the PC market, an unexpected decline in PC's equipped with DVD-ROM drives, or a global over-supply in the production of DVD-ROM drives, our results of operations from our DVD-ROM drive business will be adversely affected. Such a situation occurred in 1999 and more notably in 2001, resulting in weakened product demand, accelerated decline of average selling prices, and accumulation of inventory due to a reduced turnover rate. This condition unfavorably impacted our revenues, gross margins, profitability, and our financial condition. While these conditions improved in later periods, if they were to resume, and if our operations could not properly adjust in time, our growth and operating results would be harmed. Similarly, the sales of our DVD loaders are related to the markets for DVD video discs and DVD video players. If the DVD video market does not grow as expected, the sales of our DVD loaders will also be reduced. Our business could be harmed by such industry-wide fluctuations in the future.

The cyclical nature of the semiconductor industry could create fluctuations in our operating results.

The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. From time to time, there are shortages or over-production of memory or other types of devices. Our business could be harmed by such industry-wide fluctuations in the future because our products incorporate these technologies. When a shortage occurs with one or more key components, it may be difficult for us to produce enough quantities of products to fill customers' orders, and it may require us to pay a higher price for the components in the event of a shortage, adversely affecting our margin and profitability.

There is seasonality in our business.

Sales of our products in the computer peripherals market and consumer electronics market are subject to seasonality. As a result, sales of these products are impacted by seasonal purchasing patterns with higher sales generally occurring in the second half of each calendar year. There may be a sharp decline of sales near the Christmas and New Year holiday. Sales to China and certain other Asian regions may also decline near the lunar New Year's holidays in January or February.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling stockholders. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders who offer and sell their shares. See "Selling Stockholders" and "Plan of Distribution" described below.

SELLING STOCKHOLDERS

The following table sets forth the number of shares owned by each of the selling stockholders as of January 28, 2002, and the number of shares owned by each of the selling stockholders that may be offered for sale from time to time by this Prospectus. None of the selling stockholders has had a material relationship with us within the past three years other than as described below or as a result of the ownership of the shares or other securities of Digital Video Systems, Inc. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this Prospectus may be offered from time to time by the selling stockholder named below. We may amend or supplement this Prospectus from time to time to update the disclosure set forth herein.

Name of Selling Stockholder	Shares Beneficially Owned(1)	Percentage(1)	Number of Shares Which May Be Sold Pursuant to This Prospectus(2)
Alexander Dunham Capital, Inc. (3)	98,708	1.7%	98,708
Troy & Gould, P.C.	23,333	*	23,333
Bruce T.H. Burke	28,153	*	28,153
Carlson, Caladine & Peterson LLP	10,638	*	10,638
Robert B. Baker (4)	8,511	*	8,511
Bailey & Company Inc. (5)	73,511	1.3%	73,511
Bruce Bailey in Trust for Sam Bailey	21,277	*	21,277
Grover T. Wickersham, P.C. (6)	49,468	*	49,468
Grover T. Wickersham, P.C. Employee Profit Sharing Plan (6)	25,500	*	25,000
Oxcal Venture Fund, L.P. (7)	127,660	2.2%	127,660
Glenbrook Capital, L.P. (7)	31,915	*	31,915
Sanctus Spiritus Antilles, N.V.	85,107	1.4%	85,107
C.S. Rennie	21,277	*	21,277
Purling Holdings Limited	42,553	*	42,553
Maria Molinsky	22,000	*	22,000
Latham & Watkins Master Trust FBO Marc Rappel	12,766	*	12,766
Pratap S. Kondamoori	21,277	*	21,277
Donald W. Carlson	21,277	*	21,277
Grover T. Wickersham (8)	100,000	1.7%	100,000
Debra K. Weiner (9)	20,000	*	20,000
Oran Chang (10)	95,000	1.6%	95,000
Burke & Kessler LLP (11)	30,000	*	30,000
Douglas Watson (12)	75,000	1.3%	75,000
Young Sam Cho (13)	7,021	*	7,021
D. K. Lu (14)	56,170	*	56,170
Lin Lin Zhou (15)	42,128	*	42,128
Ming Jong Tsai	11,702	*	11,702
Julin Lu	9,362	*	9,362
Shun Ku	9,362	*	9,362

TOTAL	1,180,676	20%	1,180,176

__________

* Less than 1% of our outstanding common stock.

  The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this Prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. Percentage of beneficial ownership is based on 5,871,738 shares of common stock outstanding as of January 28, 2002. The total number of outstanding shares of common stock does not include 1,143,645 shares of common stock that were held in escrow pursuant to an Escrow Agreement dated April 23, 1996. The Escrow Agreement terminated on July 15, 2001, and the 1,143,645 shares of common stock held in escrow were released and placed into the Company's treasury for cancellation thereof as a contribution to capital.
  This registration statement also shall cover any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.
  Includes 34,286 shares of common stock issuable upon exercise of outstanding warrants at $5.25 per share.
  Robert B. Baker has served as Controller and as a non-executive employee of the Company on an intermittent basis since 1997.
  The selling stockholder acted as placement agent for the Company in connection with sales of unregistered securities in transactions not involving any public offering. Includes 35,000 shares of common stock issuable upon exercise of outstanding warrants at $2.75 per share.
  Grover T. Wickersham and Debra K. Weiner are the principal stockholders of Grover T. Wickersham, P.C. Grover T. Wickersham exercises investment and voting control of these shares.
  Grover T. Wickersham is a general partner of the selling stockholder. Grover T. Wickersham disclaims beneficial ownership of these shares.
  The selling stockholder disclaims beneficial ownership of 74,468 shares owned by Grover T. Wickersham, P.C. and Grover T. Wickersham P.C. Employee Profit Sharing Plan. The number of shares beneficially owned includes 100,000 shares of common stock issuable upon exercise of outstanding warrants at $2.75 per share.
  Includes 20,000 shares of common stock issuable upon exercise of outstanding warrants at $2.75 per share.
  Includes 95,000 shares of common stock issuable upon exercise of outstanding warrants at $2.75 per share.
  Includes 30,000 shares of common stock issuable upon exercise of outstanding warrants at $3.05 per share.
  Douglas Watson has served as a Director of the Company since 1998. Includes 75,000 shares at common stock issuable upon exercise of outstanding warrants at $2.75 per share.
  Young Sam Cho has served as a Director of the Company since 1998.
  D.K. Lu has served as a Vice President of the Company since 2001.
  Lin Lin Zhou served as the Company's President from May 2001 to October 2001.

PLAN OF DISTRIBUTION

We are registering all 1,180,176 shares of common stock (the "Shares") on behalf of the selling stockholders. As used in this prospectus, "Selling Stockholders" includes the pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. The Shares may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of Digital Video Systems, Inc. in making decisions with respect to the timing, manner and size of each sale.

The selling stockholders may sell the Shares in the over-the-counter market or otherwise, at (1) market prices prevailing at the time of sale, (2) prices related to the prevailing market prices or (3) negotiated prices. The selling stockholders may sell some or all of their Shares through:

  a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;
  purchases by a broker-dealer as principal and resale by such broker-dealer for its own account;
  an over-the-counter distribution in accordance with the rules of the Nasdaq SmallCap Market;
  ordinary brokerage transactions and transactions in which the broker solicits purchasers; or
  in privately negotiated transactions.

To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

In connection with the distribution of the Shares, the selling stockholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also:

  sell our common stock short and redeliver the Shares to close out such short positions;
  enter into option or other types of transactions that require the selling stockholder to deliver the Shares to a broker-dealer, who will then resell or transfer the Shares pursuant to this prospectus (as supplemented or amended to reflect such transaction); or
  loan or pledge the Shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. However, the selling stockholders and any broker-dealers involved in the sale or resale of the Shares may qualify as "underwriters" within the meaning of Section 2(11) of the Securities Act. In addition, the broker-dealers' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act. If the selling stockholders qualify as "underwriters," they will be subject to the prospectus delivery requirements of Section 153 of the Act, which may include delivery through the facilities of the NASD. We will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

In order to comply with the securities laws of certain states, if applicable, the Shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders, and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of Shares is made, if required, a Prospectus Supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

The sale of Shares by the selling stockholders is subject to compliance by the selling stockholders with certain contractual restrictions they have with us. There can be no assurance that the selling stockholders will sell all or any of the Shares.

We have agreed to indemnify certain selling stockholders against certain liabilities, including liabilities under the Securities Act. In return, these selling stockholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act.

We have agreed with the selling stockholders to keep the Registration Statement, of which this prospectus constitutes a part, effective for up to six months to one year following the initial effective date of this Registration Statement. We intend to de-register any of the Shares not sold by the selling stockholders at the end of such period; however, it is anticipated that at such time a portion of the unsold shares may be freely tradable subject to compliance with Rule 144 of the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements of Digital Video Systems, Inc. appearing in Digital Video Systems Inc.'s Annual Report (Form 10-KSB) for the nine-month transition period ended December 31, 2000, have been audited by Burr Pilger & Mayer LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

We will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.

Amount To Be Paid by Registrant
SEC registration fee	$ 369.15
Legal fees and expenses	25,000.00
Accounting fees and expenses	10,000.00
Miscellaneous expenses	1,000.00
Total	$ 36,369.15

Item 15. Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Registrant's Bylaws also provide that the Registrant will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent not prohibited by Delaware law. The Registrant's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

The Registrant also maintains certain insurance policies that insure its officers and directors against certain liabilities incurred in their capacities as officers and directors.

Item 16. Exhibits
Exhibit Number	Description of Document
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding the legality of the securities being registered.
23.1	Consent of Burr Pilger & Mayer LLP, Independent Auditors.
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1*	Power of Attorney.

* Previously filed with the Registration Statement on Form S-3 on January 31, 2002.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, California, on February 28, 2002.

DIGITAL VIDEO SYSTEMS, INC.
By: /s/ Douglas T. Watson Douglas T. Watson Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Douglas T. Watson Douglas T. Watson	Chief Executive Officer and Director (Principle Executive Officer)	February 28, 2002
/s/ Da King Lu Da King Lu	Acting Controller (Principal Financial Officer and Principal Accounting Officer)	February 28, 2002
/s/ Ande Abbott Ande Abbott	Chairman of the Board	February 28, 2002
/s/ Michael S. Chen Michael S. Chen	Director	February 28, 2002
/s/ Young Sam Cho Young Sam Cho	Director	February 28, 2002
/s/ Cary S. Fitchey Cary S. Fitchey	Director	February 28, 2002
/s/ Grant Jasmin Grant Jasmin	Director	February 28, 2002
/s/ Mali Kuo Mali Kuo	Director	February 28, 2002
/s/ Byung Hyun Bill Lee Byung Hyun Bill Lee	Director	February 28, 2002
/s/ Hak C. Howard Lee Hak C. Howard Lee	Director	February 28, 2002
/s/ Edmund Y. Sun Edmund Y. Sun	Director	February 28, 2002
/s/ Jia-Hong Zang Jia-Hong Zang	Director	February 28, 2002

EXHIBIT INDEX
Exhibit Number	Description of Document
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding the legality of the securities being registered.
23.1	Consent of Burr Pilger & Mayer LLP, Independent Auditors.
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1*	Power of Attorney.

* Previously filed with the Registration Statement on Form S-3 on January 31, 2002.